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                             July 24, 2023

       Nahum Trost
       Chief Financial Officer
       Caesarstone Ltd.
       Kibbutz Sdot-Yam
       MP Menashe, 3780400
       Israel

                                                        Re: Caesarstone Ltd.
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed March 15,
2023
                                                            File No. 001-35464

       Dear Nahum Trost:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 4: Information on the Company
       Non-GAAP Financial Measures, page 49

   1.                                                   We note you adjust
certain non-GAAP financial measures for    Legal settlements and loss
                                                        contingencies, net
and    Non-cash revaluation of lease liabilities." It appears to us that legal settlements, loss
contingencies and revaluation of lease liabilities are normal recurring operating
costs necessary to operate your business. Please explain to us how you determined these
adjustments comply with the guidance outlined in Question 100.01 of the Division of
Corporation Finance   s Compliance & Disclosure Interpretations on
                                                        Non-GAAP Financial
Measures or tell us how you plan to revise your non-GAAP
                                                        financial measures in
future filings.
 Nahum Trost
FirstName
CaesarstoneLastNameNahum  Trost
            Ltd.
Comapany
July       NameCaesarstone Ltd.
     24, 2023
July 24,
Page  2 2023 Page 2
FirstName LastName
Item 5: Operating and Financial Review and Prospects, page 54

2. Your narrative on page 54 appears to place more prominence on non-GAAP financial measures such as adjusted gross profit margin, adjusted EBITDA margin and adjusted net income margin attributable to controlling interest without providing a discussion of the corresponding GAAP financial measures. In addition, we note that you have presented
         non-GAAP financial measures under the    Other financial data
heading on page 63
         without presenting the corresponding GAAP financial measures. Please revise your disclosure to present the most directly comparable GAAP measures with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing